

Formation

Formation Capital Corporation
Suite 720 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Increases Financing

Vancouver, B.C., December 1, 2003, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") announces it has increased its previously announced private placement from $8 million to $10 million. As announced in the Company's November 7, 2003 news release, the Company has engaged Jennings Capital Inc., as lead agent, Desjardins Securities and Dominick & Dominick Securities Inc., to complete a private placement to qualified investors. All terms and conditions of the increased private placement from up to 32,000,000 Units to up to 40,000,000 Units of the Company at a price of $0.25 per Unit remain the same. Each Unit will be comprised of one common share and one half common share purchase warrant, each whole common share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.50 per share for a period of two years from the date of closing of the private placement.

The increase of the private placement and payments under the engagement are subject to regulatory approval. Proceeds from the private placement will be used to continue the advancement of the Company's Idaho Cobalt Project, its Big Creek Hydrometallurgical Complex and associated Silver Refinery Facility, and for working capital.

The permitted Hydrometallurgical Complex, located some 200 miles north of the Company's 100% owned Idaho Cobalt Project, collectively refers to the 36,000 square foot hydrometallurgical plant, the 24,000 square foot alkaline leach plant, tailings pond, storage structures and the surrounding land. The Silver Refinery portion of the Complex is currently designed to refine up to 10 million ounces silver and 50 thousand ounces gold annually.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the mine permitting stage of development. The U.S.A. is the largest world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

The Company also announces it has accepted the resignation of Mr. Raymon Torchinsky as a director of the company. The Company would like to thank Mr. Torchinsky for his past contributions and wishes him well in his future endeavours.

Formation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.


03045069

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.